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[VEDDER PRICE COMPANY LETTERHEAD]


JOSEPH M. MANNON
312-609-7710
jmannon@vedderprice.com



                                 August 14, 2006



VIA EDGAR

James E. O'Connor, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

    Re: ABN AMRO Funds Proxy Statement (File No. 811-8004)

Dear Mr. O'Connor:

      On behalf of the ABN AMRO Funds (the "Trust"), we are responding to your comments provided by telephone on June 29, 2006 regarding the preliminary proxy statement filing in connection with the Highbury Strategic Transaction.(1) During our call, you indicated that the Trust's response to your comments could be filed after the filing of definitive proxy statement, which was filed on June 30, 2006.

INSTRUCTIONS FOR VOTING

      1. COMMENT: Include the internet website and telephone number by which shareholders can vote in the proxy statement.

      RESPONSE: The website and telephone number by which shareholders can vote varies depending on how the shareholder holds his shares (i.e., whether the shareholder is a non-objecting beneficial owner or an objecting beneficial owner). Accordingly, we believe the requested disclosure would be confusing to shareholders and have not made the suggested change.


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(1) Unless otherwise provided, capitalized terms have the same meaning as in the
Trust's preliminary proxy statement.

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James E. O'Connor, Esq.
August 14, 2006
Page 2


PROXY STATEMENT, PAGE 1

      2. COMMENT: Please clarify the number of votes necessary for an adjournment of the Special Meeting in the event that a quorum is not present.

      RESPONSE: The requested disclosure has been added.

BACKGROUND, PAGE 4

      3. COMMENT: Please disclose whether the Strategic Transaction complies with Section 15(f) of the Investment Company Act of 1940 (the "1940 Act").

      RESPONSE: The Trust is not a party to the Asset Purchase Agreement between buyer and seller. The Asset Purchase Agreement between buyer and seller provides that buyer and seller agree to use reasonable efforts to ensure that the Strategic Transaction complies with Section 15(f) of the 1940 Act. Disclosure to this effect has been added.

PROPOSAL 1: FACTORS CONSIDERED BY BOARD OF TRUSTEES IN APPROVING INVESTMENT ADVISORY AGREEMENT, PAGE 9

      4. COMMENT: Add additional detail regarding the bulleted factors considered by the Board of Trustees in approving the Investment Advisory Agreement. Specifically, add conclusions regarding the factors the Board considered. Also, please detail the factors considered by the Board of Trustees regarding the financial strength and resources of Highbury and Aston.

      RESPONSE: The Trust believes that the disclosure regarding the considerations of the Board of Trustees in connection with the approval of the Investment Advisory Agreement complies in all material respects with the requirements under Form N-1A. The Trust also believes that such disclosure accurately reflects the deliberations of the Board of Trustees and is consistent with the records of the Trust with respect to these matters. With respect to the financial strength of Highbury and Aston, the Trust added the following disclosure:

                  Board considered the pros and cons of being associated with a smaller more entrepreneurial parent company versus a larger more established parent.

PROPOSAL 2: FACTORS CONSIDERED BY BOARD OF TRUSTEES IN APPROVING SUBADVISORY AGREEMENTS, PAGES 16, 17

      5. COMMENT: Add additional detail regarding the bulleted factors considered by the Board of Trustees in approving the Subadvisory Agreements. Specifically, add conclusions regarding the factors the Board considered.

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[VEDDER PRICE COMPANY LOGO]

James E. O'Connor, Esq.
August 14, 2006
Page 3


      RESPONSE: See response to No. 4.

PROPOSAL 3

      6. COMMENT: Detail the conditions from the "manager of managers" exemptive orders and proposed Rule 15a-15 in Proposal 3.

      RESPONSE: Because the regulatory landscape is uncertain, the Trust believes that it is premature to describe the potential conditions that may apply to this structure. The Trust has, however, added disclosure regarding the information statement that would be provided to shareholders in the event that the "manager of managers" structure is implemented for their Fund. The Trust believes that the disclosure regarding the "manager of managers" proposal is sufficient and consistent with other recent proxy statements seeking approval to implement such structure in the future.(2) The proxy statement also provides:

            If Rule 15a-5 is adopted as proposed, Aston will comply with the conditions of the rule prior to engaging a new subadviser or modifying subadvisory agreements without shareholder approval. If Rule 15a-5 is not adopted in the near future, the Funds may consider seeking an SEC order.

      7. COMMENT: Add a statement that if the Board of Trustees does not seek to implement the "manager of managers" structure within a year, the Funds would again solicit shareholder approval of the structure.

      RESPONSE: Neither the 1940 Act nor the rules and regulations under the 1940 Act address this issue. The Trust notes, however, that other recent proxy statements that have sought shareholder approval to implement a "manager of managers" structure in the future have not placed a time limit on this authority.(3) In addition, the reason the Trust is seeking approval of the proposal is to avoid the time and expense of holding another shareholder meeting in the future. Requiring the Trust to resolicit votes after a year would defeat the purpose of including the proposal in this proxy statement. As a result, we believe the requested change is unnecessary and contrary to recent precedent.


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(2) See, e.g., Mutual.com, Definitive Proxy Statement dated June 2, 2006 (File
Number 811 10319); and GE Investment Funds, Inc., Definitive Proxy Statement dated February 14, 2006 (File Number 811-04041).

(3)Id.

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[VEDDER PRICE COMPANY LOGO]


James E. O'Connor, Esq.
August 14, 2006
Page 4


      8. COMMENT:(4) Revise the proposal to provide that if Rule 15a-5 is adopted and the adopted Rule contains conditions materially different than the proposed Rule, the Trust would be required to resolicit shareholder approval of the "manager of managers" structure.

      RESPONSE: The Trust notes that other recent proxy statements which included a manager of managers proposal did not contain a similar condition. In addition, it would be difficult to quantify what constitutes materially different conditions. Moreover, the proxy statement already states that we "[will] comply with any other conditions required by Rule 15a-5." As a result, requiring the Trust to resolicit shareholder votes if the adopted Rule 15a-5 contains materially different conditions appears unfair in light of other recent proxy statements and unnecessary given the representations in the proxy statement. Accordingly, we have not made the suggested change.

      We hope the above responses are responsive to your comments and look forward to answering any further questions of the staff. Please contact the undersigned at (312) 609-7710 or Deborah Bielicke Eades at (312) 609-7661 if you have any additional questions or would like to discuss any of our responses.




                                                       Very truly yours,

                                                       /s/ Joseph M. Mannon

                                                       Joseph M. Mannon


JMM/tas cc:   Deborah Bielicke Eades, Esq.
              Mr. Gerald F. Dillenburg
              Teresa M. R. Hamlin, Esq.












(4) We note that you provided us this comment during a telephone conference on Friday, July 7, 2006, which was after the filing of the definitive proxy statement on June 30, 2006.